UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act Of 1934

FOR THE MONTH OF DECEMBER 2009

COMMISSION FILE NUMBER: 001-33863

XINYUAN REAL ESTATE CO., LTD.

27/F, China Central Place, Tower II

79 Jianguo Road, Chaoyang District

Beijing 100025

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Page
Signature	3
Exhibit Index	4

EX-99.1 Press Release
EX-99.2 Notice of Annual General Meeting of Shareholders
EX-99.3 Proxy Statement
EX-99.4 Proxy Card (Common and ADS)
EX-99.5 Amendment to Amended and Restated Articles of Association

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Xinyuan Real Estate Co., Ltd.

By:	/S/ THOMAS GURNEE
Name:	Thomas Gurnee
Title:	Chief Financial Officer

Date: December 10, 2009

EXHIBIT INDEX

Exhibit Number	Description

99.1	Exhibit 99.1 – Press Release
99.2	Exhibit 99.2 – Notice of Annual General Meeting of Shareholders
99.3	Exhibit 99.3 – Proxy Statement
99.4	Exhibit 99.4 – Proxy Card (Common and ADS)
99.5	Exhibit 99.5 – Amendment to Amended and Restated Articles of Association

EXHIBIT 99.1

XINYUAN REAL ESTATE CO., LTD. TO HOLD ANNUAL GENERAL MEETING

OF SHAREHOLDERS ON DECEMBER 30, 2009

BEIJING, China, December 9th, 2009 – Xinyuan Real Estate Co., Ltd. (“Xinyuan” or “the Company”) (NYSE: XIN), a residential real estate developer with a focus on high growth, strategic Tier II cities in China, today announced that it will hold its 2009 annual general meeting of shareholders at the Company’s offices at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, People’s Republic of China on December 30, 2009 at 3:00 p.m. Beijing/Hong Kong time (2:00 a.m. on December 30, 2009 U.S. Eastern Standard Time). The shareholder record date is December 4, 2009.

Xinyuan has filed its annual report on Form 20-F, including its audited financial statements for the fiscal year ended December 31, 2008, as amended, with the U.S. Securities and Exchange Commission (the “SEC”). Xinyuan’s Form 20-F can be accessed on the Investor Relations section of the Company’s website at http://ir.xyre.com as well as on the SEC’s website at http://www.sec.gov . The notice of the annual general meeting of shareholders and the proxy statement related to the meeting are available through the Company’s website at http://agm.xyre.com.

About Xinuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. (“Xinyuan”) (NYSE: XIN) is a developer of large scale, high quality residential real estate projects aimed at providing middle-income consumers with a comfortable and convenient community lifestyle. Xinyuan focuses on China’s Tier II cities, characterized as larger, more developed urban areas with above average GDP and population growth rates. Xinyuan has expanded its network to cover a total population of over 34.5 million people in six strategically selected Tier II cities, comprising Hefei, Jinan, Kunshan, Suzhou, Zhengzhou, Chengdu and Xuzhou. Xinyuan is the first real estate developer from China to be listed on the New York Stock Exchange. For more information, please visit http://www.xyre.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the ‘‘safe harbor’’ provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Statements that are not historical facts, including statements concerning our beliefs, forecasts, estimates and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, the risk that: our financing costs are subject to changes in interest rates; our results of operations may fluctuate from period to period; the recognition of our real estate revenue and costs relies on our estimation of total project sales value and costs; we may be unable to complete our property developments on time or at all; any construction delays, or failure to complete a project according to our planned specifications or budget, may delay our property sales, which could harm our revenues, cash flows and our reputation; the recognition of our real estate revenue and costs relies upon our estimation of total project sales value and costs; we may forfeit land to the PRC government if we fail to comply with procedural requirements applicable to land grants from the government or the terms of the land use rights grant contracts; we may fail to obtain, or may experience material delays in obtaining, necessary government approvals for any major property development, which will adversely affect our business; increases in the price of raw materials may increase our cost of sales and reduce our earnings; we are heavily dependent on the performance of the residential property market in China, which is at a relatively early development stage; PRC economic, political and social conditions as well as government policies can affect our business, and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2008. All information provided in this press release is as of December 9, 2009. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

For more information, please contact:

In China:

Mr. Tom Gurnee

Chief Financial Officer

Tel: +86 (10) 8588-9390

Email: tom.gurnee@xyre.com

Ms. Helen Zhang

Director of Investor Relations

Tel: +86 (10) 8588-9255

Email: yuan.z@xyre.com

In the United States:

Mr. Bill Zima

ICR, LLC

Tel: +1 (203) 682-8200

Email: Bill.zima@icrinc.com

Ms. Kate Messmer

ICR, LLC

Tel: +1 (203) 682-8338

Email: kate.messmer@icrinc.com

Exhibit 99.2

XINYUAN REAL ESTATE CO., LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 30, 2009

On December 30, 2009, Xinyuan Real Estate Co., Ltd., a company established under the laws of the Cayman Islands (the “Company”), will hold its annual general meeting of shareholders at the Company’s offices at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, People’s Republic of China at 3:00 p.m. local time for the following purposes:

1.	To ratify by the passing of an ordinary resolution the appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year ending December 31, 2009.

2.	To transact any such other business that may properly come before the meeting.

You can find more information about each of these items in the attached proxy statement. Only shareholders registered in the register of members at the close of business on December 4, 2009 can vote at this meeting or at any adjournment thereof that may take place.

We cordially invite all shareholders to attend the annual general meeting in person. However, a shareholder entitled to attend and vote is entitled to appoint a proxy to attend and, on a poll, vote instead of such shareholder. A proxy need not be a shareholder of the Company. Whether or not you expect to attend the annual general meeting in person, please mark, date, sign and return the enclosed proxy card as promptly as possible to ensure your representation and the presence of a quorum at the annual general meeting. If you send in your proxy card and then decide to attend the annual general meeting to vote your shares in person, you may still do so. Your proxy is revocable in accordance with the procedures set forth in the proxy statement. This proxy is to be delivered to the attention of Mr. Thomas Gurnee, Chief Financial Officer, Xinyuan Real Estate Co., Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, People’s Republic of China, and should arrive no later than 48 hours prior to the meeting. The notice of the annual general meeting of shareholders, the proxy statement and a copy of the Company’s 2008 annual report on Form 20-F, as amended, are also available through our website at http://agm.xyre.com.

By Order of the Board of Directors,

December 7, 2009	By:	/s/ Thomas Gurnee
Director and Chief Financial Officer

Exhibit 99.3

27/F, China Central Place, Tower II, 79 Jianguo Road

Chaoyang District, Beijing 100025, People’s Republic of China

www.xyre.com

XINYUAN REAL ESTATE CO., LTD.

PROXY STATEMENT

General

We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on December 30, 2009 at 3:00 p.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China.

This proxy statement is available to shareholders beginning on December 7, 2009 and the form of proxy is first being mailed to shareholders on or about December 7, 2009.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold common shares, by attending the annual general meeting and voting in person. Attendance at the annual general meeting in and of itself does not revoke a prior proxy. A written notice of revocation must be delivered to (i) the attention of Mr. Thomas Gurnee, our Chief Financial Officer, at our registered office at P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, with a copy delivered to our offices in Beijing at the address listed above, if you hold our common shares, or (ii) JPMorgan Chase Bank, N.A., Depositary, at P.O. Box 64506, St. Paul, MN, USA 55164-0506, if you hold American Depositary Shares, known as ADSs, with each ADS representing two (2) of our common shares.

Record Date, Share Ownership and Quorum

Shareholders of record at the close of business on December 4, 2009 are entitled to vote at the annual general meeting. Our common shares underlying ADSs are included for purposes of this determination. As of December 4, 2009, 151,688,262 of our common shares, par value US$0.0001 per share, were outstanding, of which approximately 91,688,260 were common shares represented by 183,376,520 ADSs. The presence in person or by proxy of at least two (2) shareholders holding not less than one-half of our outstanding common shares entitled to vote at the meeting will constitute a quorum for the transaction of business at the annual general meeting.

Voting and Solicitation

Each common share outstanding on the record date is entitled to one vote. Voting by holders of common shares at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken. Holders of ADSs cannot vote at such meeting.

The costs of soliciting proxies will be borne by our company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. The solicitation materials are available on our company’s website at http://agm.xyre.com. Hard copies of the solicitation materials are available upon request to shareholders free of charge.

Voting by Holders of Common Shares

When proxies are properly dated, executed and returned by holders of common shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the proxy will vote the shares in his or her discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed in the form of proxy. Where the chairman, a director or officer of the company acts as proxy and is entitled to exercise his or her discretion, he or she is likely to vote the common shares “FOR” Proposal 1. Abstentions by holders of common shares are counted as present for the purpose of determining whether a quorum is present and are not counted as votes for or against a proposal.

Voting by Holders of American Depositary Shares

JPMorgan Chase Bank, N.A., as depositary (the “Depositary”) of the ADSs, has advised us that it intends to mail the Notice of 2009 Annual General Meeting of Shareholders and an ADS Voting Instruction Card to all record date owners of ADSs. Upon timely receipt by the Depositary of a signed and completed ADS Voting Instruction Card properly executed by a record date holder of ADSs, the Depositary will vote or cause to be voted the amount of common shares represented by the ADSs held by such holder in accordance with the instructions set forth therein. If you mark the box in the enclosed ADS Voting Instruction Card instructing that you wish to give a discretionary proxy to a person designated by the company, the underlying common shares represented by your ADSs will be voted by a person designated by the company in his or her discretion. In accordance with the provisions governing the ADSs, the Depositary will not vote the common shares represented by the ADSs other than in accordance with such instructions. If (i) your enclosed ADS Voting Instruction Card is signed and dated but is missing specific voting instructions or (ii) your enclosed ADS Voting Instruction Card is improperly completed, the Depositary will not vote the underlying common shares represented by your ADSs.

As the holder of record for all the common shares represented by the ADSs, only the Depositary may vote those shares at the annual general meeting. Holders of ADSs may attend, but may not vote at, such meeting. In order to attend the meeting, an owner of ADSs must provide written evidence to the company that it held ADSs in their account on the record date. Properly executed and delivered instructions to withhold votes and abstentions are counted as present for the purpose of determining whether a quorum is present and are not counted as votes for or against a proposal. You should return your properly completed ADS Voting Instruction Card to the Depositary prior to 3:00 p.m. (Eastern Standard Time) on December 28, 2009, which is the last date by which voting instructions may be received by the Depositary.

Neither the Depositary nor its agents are responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the common shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.

2

PROPOSAL 1

RATIFICATION OF APPOINTMENT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Our audit committee recommends, and our board of directors concurs, that the appointment of Ernst & Young Hua Ming by our audit committee as our independent registered public accounting firm for the fiscal year ending December 31, 2009 be ratified by ordinary resolution of the shareholders. Ernst & Young Hua Ming has served as our independent registered public accounting firm since 2006.

In the event our shareholders fail to ratify the appointment, our audit committee will reconsider its selection. Even if the selection is ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our company and shareholders.

An affirmative vote of the holders of a simple majority of the shares present in person or represented by proxy and voting at the annual general meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR PROPOSAL 1,

THE RATIFICATION OF APPOINTMENT OF ERNST & YOUNG HUA MING

AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

3

SHAREHOLDER COMMUNICATIONS WITH THE BOARD OF DIRECTORS

The following procedures have been established by our board of directors in order to facilitate communications between our shareholders and our board of directors:

1.	Shareholders may send correspondence, which should indicate that the sender is a shareholder, to our board of directors or to any individual director by mail to Xinyuan Real Estate Co, Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China, Attention: Mr. Thomas Gurnee, Chief Financial Officer.

2.	Our Chief Financial Officer will be responsible for the initial review and logging of this correspondence and will forward the communication to the director or directors to whom it is addressed unless it is a type of correspondence which our board of directors has identified as correspondence which may be retained in our files and not sent to directors.

3.	Our board of directors has authorized the Chief Financial Officer to retain and not send to directors communications that: (a) are advertising or promotional in nature (offering goods or services), (b) solely relate to complaints by clients with respect to common course of business customer service and satisfaction issues or (c) clearly are unrelated to our business, industry, management or board or committee matters. These types of communications will be logged and filed but not circulated to directors. Except as set forth in the preceding sentence, the Chief Financial Officer will not screen communications sent to directors.

4.	The log of shareholder correspondence will be available to members of our board of directors for inspection. At least once each year, the Chief Financial Officer will provide to our board of directors a summary of the communications received from shareholders, including the communications not sent to directors in accordance with screening procedures approved by our board of directors.

ACCESS TO CORPORATE GOVERNANCE POLICIES

We adopted a Code of Business Conduct and Ethics which is available on our company’s website at http://media.corporate-ir.net/media_files/irol/21/217254/cg/NYCDMS-1065332-v3-Xinyuan_Code_of_Business_Conduct_and_Ethics.pdf. To the extent required by law, any amendments to, or waivers from, any provision of the Code of Business Conduct and Ethics will be promptly disclosed to the public.

Copies of our Code of Business Conduct and Ethics will be provided to any shareholder upon written request to the Chief Administrative Officer of Xinyuan Real Estate Co, Ltd., 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing 100025, People’s Republic of China.

ANNUAL REPORT TO SHAREHOLDERS

As permitted by the New York Stock Exchange’s Listed Company Manual, we make our annual report to shareholders available on our website. Our annual report on Form 20-F for the year ended December 31, 2008, as amended, has been filed with the Securities and Exchange Commission. You may obtain a copy of our 2008 annual report on Form 20-F for the year ended December 31, 2008, as amended, by visiting our website at http://ir.xyre.com/phoenix.zhtml?c=217254&p=irol-irhome. If you want to receive a paper or email copy of our 2008 annual report on Form 20-F for the year ended December 31, 2008, as amended, you must request one. There is no charge to you for requesting a copy. Please make any such requests to Ms. Helen Zhang of Investor Relations of Xinyuan Real Estate Co., Ltd., at yuan.z@xyre.com or +8610-8588-9256.

4

OTHER MATTERS

We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.

By Order of the Board of Directors,

/s/ Thomas Gurnee
Dated: December 7, 2009	Director and Chief Financial Officer

5

Exhibit 99.4

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF

XINYUAN REAL ESTATE CO., LTD.

FOR THE 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON DECEMBER 30, 2009

The undersigned shareholder of Xinyuan Real Estate Co., Ltd., a company established under the laws of the Cayman Islands (the “Company”), hereby acknowledges receipt of the notice of annual general meeting of shareholders and proxy statement, each dated December 7, 2009, and hereby appoints each of Mr. Yong Zhang, Chairman and Chief Executive Officer of the Company and Mr. Thomas Gurnee, Chief Financial Officer of the Company, with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the annual general meeting of shareholders of the Company to be held on December 30, 2009 at 3:00 p.m., local time, at the Company’s office at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, People’s Republic of China, and at any adjournment or postponement thereof, and to vote all common shares which the undersigned would be entitled to vote if then and there personally present on the matters set forth below (i) as specified by the undersigned below or, if no such specification is made, as the proxy thinks fit, and (ii) in the discretion of the proxy upon such other business as may properly come before the meeting, all as set forth in the notice of annual general meeting and in the proxy statement furnished herewith

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, the proxy will vote the shares in his or her discretion, unless a reference to a holder of the proxy having such discretion has been deleted and initialed on this form of proxy. Where the chairman, a director or officer of the Company acts as proxy and is entitled to exercise his or her discretion, he or she is likely to vote “FOR” the following proposal:

Proposal 1: Ratify by ordinary resolution the appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year ending December 31, 2009.

For	Against	Abstain
☐	☐	☐

Dated: 2009

Shareholder Name:	Co-Owner Name:

Signature	Co-Owner Signature

This Proxy Card must be signed by the person registered in the register of members at the close of business on December 4, 2009 or by his or her attorney duly authorized in writing. In the case of a corporation, this Proxy Card must be executed by an officer or attorney duly authorized for that purpose.

XINYUAN REAL ESTATE CO., LTD.

TO THE REGISTERED HOLDERS OF AMERICAN DEPOSITARY RECEIPTS (“ADRs”)

REPRESENTING COMMON SHARES OF

XINYUAN REAL ESTATE CO., LTD.

Please refer to the reverse side of this card for the resolution to be voted at the Meeting.

FOLD AND DETACH HERE

			FOR	AGAINST	ABSTAIN

		Resolution 1	☐	☐	☐

Address Change	☐	Mark box, sign and indicate changes/comments below:				Mark box at right if you wish to give a discretionary proxy to a person designated by the Company. PLEASE NOTE: Marking this box voids any other instructions indicated hereon.	☐

Sign Below Date:

Please sign this Voting Instruction Card exactly as your name(s)
appear(s) on the face of this card and on the books of the Depositary. Joint owners should each sign personally. Trustees and other fiduciaries should indicate the capacity in which they sign, and where more than one name appears, a majority must sign. If a corporation, this signature should be that of an authorized officer who should state his or her title.

RESOLUTION

1.	To ratify by the passing of an ordinary resolution the appointment of the Independent Auditor Ernst & Young Hua Ming for the fiscal year ending December 31, 2009.

Xinyuan Real Estate Co., Ltd.

JPMorgan Chase Bank, N.A., Depositary

P.O. Box 64506, St. Paul, MN 55164-0506	Voting Instruction Card

JPMorgan Chase Bank, N.A., (the “Depositary”) has received advice that the Annual General Meeting of Shareholders (the “Meeting”) of Xinyuan Real Estate Co., Ltd. (the “Company”) will be held at the Company’s offices at 27/F, China Central Place, Tower II, 79 Jianguo Road, Chaoyang District, Beijing, 100025, the People’s Republic of China, on Wednesday, December 30, 2009 at 3:00 p.m. (local time), and at any adjournment or postponements thereof, for the purposes set forth on this card.

If you are desirous of having the Depositary, through its Nominee or Nominees, vote or execute a proxy to vote the Common Shares represented by your ADRs FOR or AGAINST or to ABSTAIN from voting on the Resolution to be proposed at the Meeting, kindly execute and forward to the Depositary, the attached Voting Instruction Card. The enclosed postage paid envelope is provided for this purpose. This Voting Instruction Card should be executed in such a manner as to show clearly whether you desire the Nominee or Nominees of the Depositary to vote FOR or AGAINST or to ABSTAIN from voting on the Resolution, as the case may be. The Voting Instruction Card MUST be forwarded in sufficient time to reach the Depositary before 12:00 p.m. (Eastern Standard Time), December 28, 2009. Only the registered holders of record at the close of business December 4, 2009 will be entitled to execute the attached Voting Instruction Card.

The signatory, a registered holder of ADRs representing Common Shares of the Company hereby requests and authorizes the Depositary, through its Nominee or Nominees, to vote or execute a proxy to vote the underlying Common Shares of the Company represented by such ADRs registered in the name of the signatory on the books of the Depositary at the close of business December 4, 2009, at the Meeting.

These instructions, when properly signed and dated, will be voted in the manner directed herein. If you mark the box to indicate that you wish to give a discretionary proxy to the person designated by the Company, the underlying Common Shares represented by your ADRs will be voted by the person designated by the Company in his or her discretion. If these instructions are properly signed and dated but no direction is made, the underlying Common Shares represented by such ADRs will not be voted by the Depositary at the Meeting.

More information regarding the Meeting, including the Notice of Meeting and the Company’s 2008 annual report on Form 20-F, is also available through the Company’s website at http://agm.xyre.com.

NOTE: In order to have the aforesaid shares voted, this Voting Instruction Card must be received by the Depositary before 12:00 p.m. (Eastern Standard Time), December 28, 2009.

JPMorgan Chase Bank, N.A., Depositary.

PLEASE MARK, DATE AND SIGN ON REVERSE SIDE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

Please see reverse side for Voting Instructions.

Exhibit 99.5

At the annual general meeting of shareholders of the Company held on December 5, 2008, the shareholders of the Company approved the amendment and restatement of Articles 16 through 18 of the Amended and Restated Articles of Association as follows:

“16. Subject to the provisions of the Statute and these Articles, the Company may:

(a) issue Shares on terms that they are to be redeemed or are liable to be redeemed at the option of the Shareholder or the Company on such terms and in such manner as the board of Directors may, before the issue of the Shares, determine;

(b) purchase its own Shares (including any redeemable Shares or securities representing Shares) provided that the Shareholders shall have approved the manner of purchase by Ordinary Resolution or the manner of purchase shall be in accordance with the following Articles (this authorization is in accordance with section 37(2) of the Statute or any modification or re-enactment thereof for the time being in force); and

(c) the Company may make a payment in respect of the redemption or purchase of its own Shares (or securities representing Shares) in any manner permitted by the Statute, including out of capital.

17. Purchase of Shares (or securities representing Shares) listed or traded on the New York Stock Exchange: for so long as any Shares (or securities representing Shares) are listed or traded on the New York Stock Exchange, the Company is authorized to purchase any Share (or securities representing Shares) listed or traded on the New York Stock Exchange in accordance with the following manner of purchase:

(a) the maximum number of Shares (or securities representing Shares) that may be purchased shall be equal to the number of issued and outstanding Shares less one Share; and

(b) the purchase shall be at such time, at such price and on such other terms as determined and agreed by the board of Directors in their sole discretion provided however that:

(i) such purchase transactions shall be in accordance with the relevant New York Stock Exchange rules and regulations applicable to such Shares (or securities representing Shares); and

(ii) at the time of the purchase, the Company is able to pay its debts as they fall due in the ordinary course of its business.

17.1 Purchase of Shares not listed or traded on the New York Stock Exchange: the Company is authorized to purchase any Shares not listed or traded on the New York Stock Exchange in accordance with the following manner of purchase:

(a) the Company shall serve a purchase notice in a form approved by the board of Directors on the Shareholder from whom the Shares are to be purchased at least two business days prior to the date specified in the notice as being the purchase date;

(b) the price for the Shares being purchased shall be such price agreed between the board of Directors and the applicable Shareholder;

(c) the date of purchase shall be the date specified in the purchase notice; and

(d) the purchase shall be on such other terms as specified in the purchase notice as determined and agreed by the board of Directors and the applicable Shareholder in their sole discretion.

17.2 The purchase of any Share (or securities representing Shares) shall not oblige the Company to purchase any other Share (or securities representing Shares) other than as may be required pursuant to applicable law and any other contractual obligations of the Company.

18. The holder of the Shares (or securities representing Shares) being purchased shall be bound to deliver to the Company at its Registered Office or such other place as the board of Directors shall specify, the certificate(s) (if any) thereof for cancellation and thereupon the Company shall pay to him the purchase or redemption monies or consideration in respect thereof.”